Exhibit 99.3

For Immediate Release: March 6, 2024

Attention: Business Editors

VERSABANK REPORTS RESULTS FOR FIRST QUARTER FISCAL 2024: CONTINUED ROBUST GROWTH IN POINT-OF-SALE RECEIVABLE PURCHASE PROGRAM DRIVES 41% YEAR-OVER-YEAR INCREASE IN EPS TO ANOTHER NEW RECORD1

All amounts are unaudited and in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our first quarter 2024 (“Q1 2024”) unaudited Interim Consolidated Financial Statements for the period ended January 31, 2024 and Management’s Discussion and Analysis ("MD&A"), are available online at www.versabank.com/investor-relations, SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations.

LONDON, ON/CNW – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today reported its results for the first quarter of fiscal 2024 ended January 31, 2024. All figures are in Canadian dollars unless otherwise stated.

CONSOLIDATED AND SEGMENTED FINANCIAL SUMMARY

(unaudited)	As at or for the three months ended
	January 31	October 31		January 31
(thousands of Canadian dollars except per share amounts)	2024	2023	Change	2023	Change
Financial results
Total revenue	$28,851	$29,173	(1% )	$25,918	11%
Cost of funds*	3.99%	3.86%	3%	2.95%	35%
Net interest margin*	2.48%	2.54%	(2% )	2.83%	(12% )
Net interest margin on loans*	2.63%	2.69%	(2% )	3.03%	(13% )
Return on average common equity*	13.41%	13.58%	(1% )	10.79%	24%
Net income	12,699	12,479	2%	9,417	35%
Net income per common share basic and diluted	0.48	0.47	2%	0.34	41%
Balance sheet and capital ratios
Total assets	$4,309,635	$4,201,610	3%	$3,531,690	22%
Book value per common share*	14.46	14.00	3%	12.77	13%
Common Equity Tier 1 (CET1) capital ratio	11.39%	11.33%	1%	11.19%	2%
Total capital ratio	15.19%	15.38%	(1% )	15.34%	(1% )
Leverage ratio	8.44%	8.30%	2%	9.21%	(8% )

* See definitions under ‘Non-GAAP and Other Financial Measures' in the Q1 2024 Management’s Discussion and Analysis.

(1) In the first quarter of 2017 the Bank recognized an $8.8 million deferred tax asset derived from the tax loss carryforwards assumed pursuant to the amalgamation of VersaBank with PWC Capital Inc.  Quarterly net income for January 31, 2017, excluding the $8.8 million deferred tax asset was $3.1 million, or $0.12/share.

(thousands of Canadian dollars)
for the three months ended	January 31, 2024				October 31, 2023				January 31, 2023
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments		Banking		Adjustments
Net interest income	$26,568	$-	$-	$26,568	$26,239	$-	$-	$26,239	$24,274	$-	$-	$24,274
Non-interest income	120	2,500	(337)	2,283	315	3,699	(1,080)	2,934	2	1,833	(191)	1,644
Total revenue	26,688	2,500	(337)	28,851	26,554	3,699	(1,080)	29,173	24,276	1,833	(191)	25,918

Provision for (recovery of) credit losses	(127)	-	-	(127)	(184)	-	-	(184)	385	-	-	385
	26,815	2,500	(337)	28,978	26,738	3,699	(1,080)	29,357	23,891	1,833	(191)	25,533

Non-interest expenses:
Salaries and benefits	5,371	1,167	-	6,538	5,878	1,411	-	7,289	6,684	1,573	-	8,257
General and administrative	4,276	394	(337)	4,333	4,889	354	(1,080)	4,163	2,862	455	(191)	3,126
Premises and equipment	768	385	-	1,153	617	372	-	989	623	329	-	952
	10,415	1,946	(337)	12,024	11,384	2,137	(1,080)	12,441	10,169	2,357	(191)	12,335

Income (loss) before income taxes	16,400	554	-	16,954	15,354	1,562	-	16,916	13,722	(524)	-	13,198

Income tax provision	4,136	119	-	4,255	4,088	349	-	4,437	3,789	(8)	-	3,781

Net income (loss)	$12,264	$435	$-	$12,699	$11,266	$1,213	$-	$12,479	$9,933	$(516)	$-	$9,417

Total assets	$4,299,625	$26,645	$(16,635)	$4,309,635	$4,190,876	$26,443	$(15,709)	$4,201,610	$3,522,279	$23,797	$(14,386)	$3,531,690

Total liabilities	$3,914,863	$28,625	$(22,887)	$3,920,601	$3,818,412	$28,788	$(22,748)	$3,824,452	$3,174,197	$27,751	$(21,435)	$3,180,513

MANAGEMENT COMMENTARY

“The first quarter of fiscal 2024 was highlighted by continued robust growth in our Point-of-Sale Receivable Purchase Program portfolio, which expanded 28% year-over-year and 7% sequentially, and, in turn, drove total assets to another record high of $4.3 billion,” said David Taylor, President and Chief Executive Officer, VersaBank.  “The Bank continued to benefit from the significant operating leverage in our unique and efficient business-to-business digital banking model, with an 11% year-over-year increase in revenue generating a 35% year-over-year increase in net income to another quarterly record1.”

“As per our stated objective to maximize long-term profitability and return on common equity, during the first quarter the Bank began its planned strategic transition from higher yielding, higher risk-weighted loans to lower yielding, lower risk-weighted (CMHC) loans in its non-core CRE portfolio as we pursue new CRE opportunities. While this had a slight dampening effect on first quarter results, we expect that this strategic adjustment will enhance ROE and contribute to stronger growth in subsequent quarters throughout the year.”

“2024 is unfolding slightly ahead of expectations for our Point-of-Sale Receivable Purchase Program, providing continued confidence in our ability to surpass our next total asset milestone of $5 billion during the 2024 fiscal year.  Notably, this is before any potential contribution from the broad launch of the RPP in the US should we receive favourable regulatory approval for our proposed US bank acquisition. As our loan book continues to grow, we will increasingly benefit from the operating leverage in our unique and efficient, business-to-business digital banking model, driving further outsized increases in profitability and return on common equity.”

HIGHLIGHTS FOR THE FIRST QUARTER OF FISCAL 2024

Consolidated

●

Total assets increased 22% year-over-year and 3% sequentially to a record $4.3 billion, with the increase driven primarily by 7% growth in Digital Banking Operations’ Point of Sale Receivable Purchase Program (POS/RPP) portfolio. The quarter-over-quarter increase was dampened by a transitory contraction in the non-core Commercial Real Estate (CRE) portfolio under the Bank’s strategy to transition a portion of its CRE portfolio to higher return, lower risk lending opportunities;

●

Consolidated total revenue increased 11% year-over-year and decreased 1% sequentially to $28.9 million. The year-over-year and sequential trends reflect higher net interest from income from the Digital Banking Operations due primarily to continued strong loan growth, with the sequential trend reflecting lower contribution from DRT Cyber Inc. (“DRTC”) due to lower seasonal sales volume;

●

Consolidated net income increased 35% year-over-year and 2% sequentially to $12.7 million. The year-over-year and quarter-over-quarter increases were primarily due to higher revenue, which was driven primarily by strong loan growth (23%) from the Digital Banking Operations, as well as a higher contribution from DRTC and lower non-interest expenses. The sequential increase was dampened slightly by the transitory contraction in the non-core CRE portfolio under the Bank’s strategy to transition a portion of its CRE portfolio to higher return, lower risk lending opportunities;

●

Consolidated earnings per share increased 41% year-over-year and 2% sequentially to $0.48, with the year-over-year increase benefitting from the impact of a lower number of common shares outstanding from the purchase and cancellation of common shares under the Bank’s Normal Course Issuer Bid (“NCIB”) over the course of fiscal 2023;

●	Return on common equity increased to 13.41% from 10.79% year-over-year and decreased 1% from 13.58% sequentially; and,
●

The Bank continues to advance the process seeking approval of its proposed acquisition of OCC-chartered US bank, Stearns Bank Holdingford N.A., and expects a decision from US regulators during the second calendar quarter of 2024. If favourable, the Bank will proceed toward completion of the acquisition as soon as possible, subject to Canadian regulatory (OSFI) approval.

Digital Banking Operations

●

Loans increased 23% year-over-year and 3% sequentially to a record $3.98 billion, driven primarily by continued robust growth in the Bank’s POS/RPP portfolio, which increased 28% year-over-year and 7% sequentially. The sequential increase was dampened slightly by a transitory contraction in the non-core Commercial Real Estate (CRE) portfolio under the Bank’s strategy to transition a portion of its CRE portfolio to higher return, lower risk lending opportunities;

●	Total revenue increased 10% year-over-year and increased 1% sequentially to $26.7 million, driven primarily by higher net interest income attributable substantially to loan growth;
●

Net interest margin on loans decreased 40 bps, or 13%, year-over-year and 6 bps, or 2%, sequentially at 2.63%. The decreases were due primarily to the strong growth of the POS Financing portfolio (which is composed of lower-risk weighted, lower yielding but higher Return on Common Equity (“ROCE”) assets than the CRE portfolio, the impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed, as well as higher rates on term deposits experienced during the quarter. This was offset partially by higher yields earned on the Bank’s lending assets;

●	Net interest margin decreased 35 bps, or 12%, year-over-year and decreased 6 bps, or 2%, sequentially to 2.48%;
●

Provision for credit losses as a percentage of average loans remained negligible at -0.01%, compared with a 12-quarter average of 0.00%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks; and,

●	Efficiency ratio (excluding DRTC) improved both year-over-year and sequentially to 40% from 42% and 45%, respectively.

DRTC’s Cybersecurity Services Operations (Digital Boundary Group)

●

Revenue for the Cybersecurity Services component of DRTC (Digital Boundary Group, or DBG) increased 24% year-over-year to $2.9 million, driven by higher service engagements, while gross profit increased 31% to $2.1 million due to improved operational efficiency. Sequentially, revenue and gross profit for DBG decreased 17% and 18%, respectively, due primarily to seasonally lower service engagements. DBG’s gross profit amounts are included in DRTC’s consolidated revenue which is reflected in non-interest income in VersaBank’s consolidated statements of income and comprehensive income. DBG remained profitable on a standalone basis within DRTC.

FINANCIAL SUMMARY

(unaudited)	For the three months ended
	January 31	October 31	January 31
(thousands of Canadian dollars except per share amounts)	2024	2023	2023
Results of operations
Interest income	$69,292	$66,089	$49,561
Net interest income	26,568	26,239	24,274
Non-interest income	2,283	2,934	1,644
Total revenue	28,851	29,173	25,918
Provision (recovery) for credit losses	(127)	(184)	385
Non-interest expenses	12,024	12,441	12,335
Digital Banking	10,415	11,384	10,169
DRTC	1,946	2,137	2,357
Net income	12,699	12,479	9,417
Income per common share:
Basic	$0.48	$0.47	$0.34
Diluted	$0.48	$0.47	$0.34
Dividends paid on preferred shares	$247	$247	$247
Dividends paid on common shares	$650	$650	$663
Yield*	6.47%	6.40%	5.78%
Cost of funds*	3.99%	3.86%	2.95%
Net interest margin*	2.48%	2.54%	2.83%
Net interest margin on loans*	2.63%	2.69%	3.03%
Return on average common equity*	13.41%	13.58%	10.79%
Book value per common share*	$14.46	$14.00	$12.77
Efficiency ratio*	42%	43%	48%
Efficiency ratio - Digital banking*	40%	45%	42%
Return on average total assets*	1.16%	1.19%	1.07%
Provision (recovery) for credit losses as a % of average loans*	(0.01% )	(0.02% )	0.05%
	As at
Balance Sheet Summary
Cash	$127,509	$132,242	$201,372
Securities	133,005	167,940	49,847
Loans, net of allowance for credit losses	3,984,281	3,850,404	3,235,083
Average loans	3,917,343	3,756,038	3,113,881
Total assets	4,309,635	4,201,610	3,531,690
Deposits	3,638,656	3,533,366	2,925,452
Subordinated notes payable	103,355	106,850	102,765
Shareholders' equity	389,034	377,158	351,177
Capital ratios**
Risk-weighted assets	$3,194,696	$3,095,092	$2,917,048
Common Equity Tier 1 capital	363,798	350,812	326,411
Total regulatory capital	485,309	476,005	447,472
Common Equity Tier 1 (CET1) capital ratio	11.39%	11.33%	11.19%
Tier 1 capital ratio	11.81%	11.78%	11.66%
Total capital ratio	15.19%	15.38%	15.34%
Leverage ratio	8.44%	8.30%	9.21%

* See definition under 'Non-GAAP and Other Financial Measures' in the Q1 2024 Management's Discussion and Analysis.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

This news release is intended to be read in conjunction with the Bank’s Consolidated Financial Statements and Management’s Discussion & Analysis (MD&A) for the three months ended January 31, 2024, which will be filed on SEDAR (www.sedarplus.ca) and will be available at www.versabank.com.

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, corporations of all sizes and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economy in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2023.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

Conference Call

VersaBank will be hosting a conference call and webcast today, Wednesday, March 6, 2024, at 9:00 a.m. (ET) to discuss its first quarter results, featuring a presentation by David Taylor, President & CEO, and other VersaBank executives, followed by a question and answer period.

Dial-in Details

Toll-free dial-in number:	1 (888) 664-6392 (Canada/US)
Local dial-in number:	(416) 764-8659

Please call between 8:45 a.m. and 8:55 a.m. (ET).

To join the conference call by telephone without operator assistance, you may register and enter your phone number in advance at https://emportal.ink/48fCFAo to receive an instant automated call back.

Webcast Access: For those preferring to listen to the conference call via the Internet, a webcast of Mr. Taylor’s presentation will be available via the internet, accessible here https://app.webinar.net/YPAdVJ2VnBl or from the Bank’s web site.

Instant Replay

Toll-free dial-in number:	1 (888) 390-0541 (Canada/US)
Local dial-in number:	(416) 764-8677
Passcode:	659787#
Expiry Date:	April 6th, 2024, at 11:59 p.m. (ET)

The archived webcast presentation will also be available via the Internet for 90 days following the live event at https://app.webinar.net/YPAdVJ2VnBl and on the Bank’s website.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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